Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

March 11, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

HEMISPHERE MEDIA GROUP, INC.
Registration Statement on Form S-4 (File No. 333-186210)

Ladies and Gentlemen:

On behalf of Hemisphere Media Group, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Company, together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2013.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Larry Spirgel, dated March 8, 2013 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the proxy statement/prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Question and Answers, page 3

How much will I receive if I exercise my redemption rights?, page 13

1.                                      Please clarify the disclosure added on page 13 in response to comment 17 from our letter dated February 21, 2013 that “…even if the Transaction is not consummated, holders of Public Shares who elected to redeem Public Shares would receive the same portion of the Trust Account that they would receive upon liquidation.” Are you stating that the alternate redemption price (i.e., the amount other than the fixed price of $10.05) is the same amount shareholders would receive upon liquidation and that this redemption value would be approximately $10.05 as of the specified date? Please advise and revise as appropriate.

Response to Comment 1

The Company respectfully advises the Staff that what the Company referred to as “the alternate redemption price” would be the same amount shareholders would receive upon liquidation and that this “redemption value” would be approximately $10.05 as of the specified date.  The Registration Statement has been revised in response to the Staff’s comment to clarify that if the Transaction is not consummated prior to April 6, 2013, the per share  amount to be received by holders of Public Shares would be the same $10.05.  Please see page 13 of Amendment No. 2.  The language was also changed to avoid any confusion between the two terms.

Material U.S. Federal Income Tax Consequences, page 30

2.                                      Please supplement the disclosure added in response to comment 21 from our letter dated February 21, 2013 to briefly address the material tax consequences of the Warrant Amendment.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 31 of Amendment No. 2.

Selected Historical Financial Data of Azteca, page 32

Comparative Historical and Pro Forma Per Share Data, page 38

3.                                      We note your response to comment 22 from our letter dated February 21, 2013. Please include your alternate pro forma presentation of Weighted average shares outstanding — Basic and diluted at December 31, 2012 and Basic and Diluted net income per Common Share.

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 39 of Amendment No. 2.

Risk Factors Relating to the Transaction, page 59

Azteca stockholders cannot be sure of the market value of the shares of Hemisphere Class A common stock to be issued upon completion of the Transaction, page 59

4.                                      The disclosure added in response to comment 26 from our letter dated February 21, 2013 suggests that Azteca’s officers and directors may seek an amendment to the company’s amended and restated certificate of incorporation to relieve the company from the obligation to dissolve if the company has not consummated a business combination by April 6, 2013. Please reconcile this information with the conflicting information on page 74. If necessary, revise throughout the prospectus/proxy statement to prominently disclose the circumstances under which Azteca’s officers and directors would seek such an amendment. Fully describe how the prospect of such an amendment impacts a shareholder’s decision to vote for or against the relevant proposals as well as the decision of whether to exercise redemption rights.

Response to Comment 4

The Company respectfully advises the Staff that, based on our current expectation and timeline for mailing the proxy statement/prospectus, Azteca has informed the Company that it does not intend to seek an amendment to its amended and restated certificate of incorporation.  Accordingly, the Registration Statement has been revised to delete the disclosure suggesting that Azteca’s officers and directors may seek an amendment to Azteca’s amended and restated certificate of incorporation to relieve Azteca from its obligation to dissolve if it has not consummated a business combination by April 6, 2013.  Please see page 60 of Amendment No. 2.

5.                                      We note the disclosure from Azteca’s Form S-1 filed June 24, 2011 which states “[w]e and our directors and officers have agreed not to propose any amendment to our certificate of incorporation that would affect the substance and timing of our obligation to redeem our public shares if we are unable to consummate our initial business combination within 21 months from the closing of this offering.” Please disclose what risks might stem from a decision to now seek such an amendment.

Response to Comment 5

As set forth in the Company’s response to Comment No. 4, (i) Azteca does not intend to seek an amendment to its amended and restated certificate of incorporation and (ii) the Registration Statement has been revised to delete the disclosure suggesting otherwise.  Accordingly, the Company respectfully advises the Staff that it is does not believe that any further revisions to the Registration Statement are necessary.

Azteca, WAPA and Cinelatino will be subject to business uncertainties and contractual restrictions while the Transaction is pending, page 63

6.                                      Please explain how your response to comment 27 from our letter dated February 21, 2013, which indicates that the “Transaction will not trigger any termination rights in any of [your] customer contracts,” comports with the disclosure on page 63 which indicates that “[c]ertain of WAPA’s and Cinelatino’s agreements with their customers have provisions that may allow such customers to terminate the agreements if the Transaction is completed.”

Response to Comment 6

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 64 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of WAPA, page 98

7.                                      Much of the information added in response to comment 30 from our letter dated February 21, 2013 restates information already provided within the respective business summaries of WAPA and Cinelatino. Please revise to avoid redundancy. Supplement the retained information regarding Cinelatino to discuss the strategy disclosed on page 157 to convert Cinelatino to an ad-supported business model.

Response to Comment 7

The Company acknowledges the Staff’s comment and has reviewed its disclosure and made efforts to avoid redundancy. Please see pages 99, 100, 117 and 118.  To the extent certain information appears in the MD&A and elsewhere in the Registration Statement, the Company believes such information is important and necessary for an investor to understand the Company’s business.

Background of the Transaction, page 152

8.                                      We note that there are significant gaps of time where there was no contact between representatives of Azteca and representatives of WAPA and Cinelatino, such as a gap from September 2011 to April 2012 and another gap from April 2012 to September 2012. Please discuss what activities Azteca was engaged in during those periods, particularly with respect to evaluating potential business combination transactions.

Response to Comment 8

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 154 and 155 of Amendment No. 2.

9.                                      In accordance with comments 46, 47 and 48 from our letter dated February 21, 2013, please further revise your disclosure to provide more meaningful information about the substance and importance of the meetings, the information exchanged and discussed, the development of the structure of the transaction, and how these meetings resulted in the final amount and form of consideration for the Transaction and related matters. For example,

•                                          Explain the nature of the information contained in the Confidential Information Memorandum received by Azteca on September 25, 2012.

•                                          Distinguish the issues covered during the October 18, 2012 and October 25, 2012 meetings and the discussions held between October 25, 2012 and November 13, 2012, including changes in the valuation and structure of a possible transaction.

•                                          Disclose the key terms of the letter of intent entered into in December 2012.

•                                          Describe the January 9, 2013 discussions about the value proposition of the Transaction.

•                                          Identify the open business issues from the January 14, 2013 meeting and describe with specificity the financial information from WAPA and Cinelatino that Azteca’s board was to receive.

•                                          Describe the open terms agreed to on January 22, 2013.

Response to Comment 9

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 154 to 158 of Amendment No. 2.

10.                              Throughout this section you refer to discussions regarding the valuation, terms and structure of a possible transaction between Azteca, WAPA and Cinelatino. Please describe the salient factors the parties considered and any material negotiation points that were resolved in determining valuation, terms and structure of the Transaction. In addition, disclose what alternative structures to the Transaction were considered and why the relevant parties chose to forego those alternatives.

Response to Comment 10

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 156 to 158 of Amendment No. 2.

11.                               Please revise the disclosure added in response to comment 51 from our letter dated February 21, 2013 to identify the outside directors of Azteca who were familiar with Cinelatino’s Mexican operations and describe the nature of that familiarity.

Response to Comment 11

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 161 of Amendment No. 2.

12.                               We note your response to comment 50 from our letter dated February 21, 2013. Please revise to include all the projections within the prospectus/proxy statement that the Azteca board has considered in connection with evaluating and Transaction and Warrant Amendment and recommending that the Azteca stockholders and warrant holders vote for the proposals. Disclose the dates on which the board received both the initial projections and any updated projections. In addition, disclose any material assumptions underlying the projections and how the board considered this information.

Response to Comment 12

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 158 of Amendment No. 2.

Recommendations of the Azteca Board; Reasons for the Transaction, page 156

13.                               Please expand the disclosure added in response to comment 53 from our letter dated February 21, 2013 to more fully explain the Azteca board’s consideration of bulleted items one through three from comment 53. Your disclosure should make clear why the board determined that the terms of the Transaction are fair to, and in the best interests of, Azteca and its stockholders, as you disclose on pages 26 and 156.

Response to Comment 13

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 160 and 161 of Amendment No. 2.

14.                               Supplement the disclosure added in response to comment 54 from our letter dated February 21, 2013 to provide more detailed and quantified disclosure about the analyses conducted by the Azteca board. For example, discuss why the Azteca board chose the particular companies as comparable companies. Discuss the material figures considered by Azteca’s board in its comparison of Hemisphere’s financial position and projected performance to that of the comparable companies. Explain how the figures support Azteca’s board’s determination that Hemisphere’s growth opportunities compared favorably to the growth expectations of the comparator group, as indicated on page 157.

Response to Comment 14

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 161 of Amendment No. 2.

Material U.S. Federal Income Tax Consequences of the Transaction to Azteca Stockholders, page 163

15.                               The disclosure revised in response to comment 57 from our letter dated February 21, 2013 sets forth counsel’s opinion that the mergers, taken together, “will” qualify as an exchange described in Section 351 of the Code. We note, however, that counsel does not opine to the effect Revenue Ruling 73-233 has on that outcome. Since the effect of Revenue Ruling 73-233 appears to constitute a material legal conclusion underlying counsel’s opinion, it is unclear how counsel can deliver a “will” opinion. Please advise and revise as necessary. To the extent counsel cannot deliver a “will” opinion, please revisit comments 21 and 58. Refer to Section III.C.3. of Staff Legal Bulletin No. 19 available at http://www.sec.gov/interps/legal/cfslb19.htm.

Response to Comment 15

The Company respectfully submits that the qualification of the mergers, taken together, as a Section 351 exchange is not inconsistent with the potential application of Revenue Ruling 73-233. Section 351 provides that no gain or loss is recognized if property is transferred to a corporation solely in exchange for its stock, and if the transferors control the corporation immediately after the exchange. Control is defined to mean ownership of (1) at least 80 percent of the total combined voting power of all classes of stock entitled to vote and (2) at least 80 percent of the total number of shares of all other classes of stock of the corporation. Here, the shareholders of Azteca, WAPA, and Cinelatino, respectively, will transfer their shares to Hemisphere in exchange for common stock of Hemisphere, and will, in the aggregate, control Hemisphere immediately after the transaction. Accordingly, the transaction will qualify as a Section 351 exchange. Notwithstanding the foregoing, there is a risk, based on Revenue Ruling 73-233, that even if the Internal Revenue Service agrees that the transaction qualifies as a Section 351 transaction, the Internal Revenue Service will contend that as a result of the cancellation of common stock held by the Azteca Initial Stockholders, the Azteca Initial Stockholders may be deemed to be forgoing a portion of the consideration to which they might be otherwise be entitled in the Section 351 transaction and paying that amount to the public holders of Azteca common stock. If Revenue Ruling 73-233 were applied to this transaction, the stock of Hemisphere received by the Azteca public shareholders would be considered to have been received in two separate transactions. In the first transaction, the Azteca public shareholders would be deemed to have received, in a Section 351 exchange, their pro rata share of the Hemisphere Class A common stock to which they would have been entitled based upon their ownership of Azteca common stock immediately prior to the transaction, and in the second transaction, the public shareholders of Azteca common stock would be treated as having received from the Azteca Initial Stockholders additional shares that are in excess of such pro rata share. Based on the terms of the transaction, under this theory, a portion of the shares of Hemisphere Class A common stock received by the Azteca public shareholders would be received from the Azteca Initial Stockholders and not in exchange for their Azteca stock surrendered in the Section 351 exchange. However, since only a relatively small portion of shares would be impacted by the potential application of Revenue Ruling 73-233, the initial exchange of Azteca, WAPA, and Cinelatino stock for stock of Hemisphere would not fail to qualify as a Section 351 transaction. Accordingly, the Company has revised the tax disclosure to delete the word “significant.” See “ Material U.S. Federal Income Tax Consequences of the Transaction to Azteca Stockholders,” starting on page 165 of Amendment No. 2.

16.                               Please disclose whether the Transaction will be taxable or tax free to Hemisphere, Azteca, WAPA and Cinelatino. If the Transaction will be taxable, please provide a discussion of the material impact on the combined company.

Response to Comment 16

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 31 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 196

17.                               We note your response to comment 62. We do not believe that you have provided us with sufficient evidence that WAPA and Cinelatino are entities under common control. You have stated that the stockholders agreement of Cinelatino gave InterMedia certain over-riding control rights beyond what its voting percentage in Cinelatino would otherwise indicate. You then list those rights. Tell us in detail about the rights of the other shareholders of Cinelatino and how those rights affect InterMedia’s presumed control. We do not find your references to the accounting literature to be compelling in supporting your position. Please provide us with the agreement between the parties that requires both of them to vote and act in concert regarding all matters. If you are unable to provide the requested information, please tell us how you applied the guidance in ASC 805-10-25-5 in evaluating whether one of these combining entities is the accounting acquirer. In your response discuss in detail how you evaluated each of the factors in paragraphs 805-10-55-11 through 55-15.

Response to Comment 17

As previously mentioned the ownership structure pre and post transaction is as follows:

	Pre Equity	Pre Voting	Post Equity	Post Voting **
WAPA
InterMedia Partners VII, LP	100%	100%	45.2%	59.7%
Cinelatino
InterMedia Cine Latino, LLC *	47.5%	50.0%	13.2%	17.4%
Cinéma Aeropuerto, S.A. de C.V	47.5%	50.0%	13.2%	17.4%
James M. McNamara	5.0%	0.0%	1.4%	1.8%
Combined
InterMedia Partners VII, LP			58.4%	77.1%

* - 100% owned subsidiary of InterMedia Partners VII, LP

** - excludes Hemisphere Class A common stock issuable upon conversion of warrants held by such holders.

The Company acknowledges that InterMedia Partners VII, L.P.’s (“InterMedia”) indirectly holds 47.5% of the common stock of Cinelatino and 50% of the voting interest in Cinelatino, through its 100% controlling interest in InterMedia Cine Latino, LLC.  While possession of a majority voting interest is the most common way to demonstrate control, there is no other shareholder that holds more common stock and voting rights than InterMedia Cine Latino, LLC.  More significantly, control may be established in other ways and is not limited to the consideration of voting interests.  Indeed, this is foundational to the consideration of the variable interest consolidation model—control cannot simply consider voting interests.  Further, control may be established based upon facts and circumstances and may be established even in situations where less than a 50% voting interest is indicated.  All forms of control, including but not limited to, contractual and legal rights should be considered in determining if entities are under common control.  In reaching the conclusion that WAPA and Cinelatino are under common control, the Company has considered the information presented below.

Notwithstanding that the First Amended and Restated Stockholders Agreement of Cinelatino (the “Stockholders Agreement”) provides a list of certain actions that require a majority or supermajority vote of the Directors, a course of conduct has established that InterMedia has taken certain of these actions on behalf of Cinelatino without a vote of the directors.  Examples of these actions include negotiation of amendments to Cinelatino’s credit facilities, entering into agreements pursuant to which Cinelatino is obligated to pay or entitled to receive payments in excess of $50,000 over the term of the contract and selecting Cinelatino’s auditor.  Indeed, InterMedia, on behalf of Cinelatino, has negotiated all of the affiliation and programming agreements for Cinelatino and Cinelatino has entered into these agreements without the involvement or approval of MVS.  In this regard, the Stockholders Agreement has been implicitly amended to give InterMedia greater control regarding the business affairs of Cinelatino.  Further, MVS has executed an agreement pursuant to which MVS has acknowledged this course of conduct.  Specifically, MVS has acknowledged that it looks to InterMedia to run the business affairs of Cinelatino and votes in accordance with InterMedia with respect to material matters in which its vote is sought.  MVS has relied upon the extensive operating experience of InterMedia, and its respective executive officer appointees and nominees to the board of directors (including Alan Sokol, the Chief Executive Officer of the Company and Senior Partner at InterMedia Partners, L.P.) with respect to cable television, broadcast television, programming and broadband opportunities.  Additionally, the Company considered the following facts and circumstances:

•                  pursuant to the Stockholders Agreement Cinelatino may not appoint or remove the Chief Executive Officer or the Chief Financial Officer without the prior written consent of InterMedia Cine Latino, LLC;

•                  InterMedia Cine Latino, LLC appointed Alan Sokol, Senior Partner at InterMedia Partners, L.P., as the Chief Executive Officer of Cinelatino;

•                  Mr. Sokol has remained a Senior Partner at InterMedia Partners, L.P. throughout his tenure as the Chief Executive Officer of Cinelatino;

•                  the Chief Executive Officer and Chief Financial Officer are responsible for all significant decisions relating to the ordinary course operations and control of Cinelatino and its assets;

•                  the Chief Executive Officer and Chief Financial Officer play crucial roles and exercise broad discretion in the day-to-day operations of the Cinelatino (e.g. establishing a relationship with the auditors, negotiating and entering into critical affiliation agreements) and long-term strategic planning of the company (e.g. increasing programming purchases, development of original productions, transitioning the revenue model of the company from commercial free to ad supported, establishing the framework for a hedge structure);

•                  the Chief Executive Officer initiated and implemented the plan to create two fees of service as well as the rebranding of the service, both of which have proved positively impacted the business and results of operations of Cinelatino.

In addition, pursuant to the terms of the Stockholders Agreement, MVS acknowledged that the MVS Service Agreements (as discussed in “Information About Cinelatino—MVS Service Agreement” on page 114 of Amendment No. 2) are for the direct benefit of InterMedia Cine Latino, LLC.  As such, the director nominees of InterMedia Cine Latino, LLC have the sole responsibility and power to take (or to refrain from taking) any actions on behalf of the Company with respect to these agreements.  In addition, InterMedia Cine Latino, LLC has a liquidation preference over MVS with respect to $14,250,000 plus any additional funding provided to Cinelatino by InterMedia Cine Latino, LLC (net of any distributions previously received).

Since acquiring its 50% voting interest in Cinelatino in 2007, InterMedia has clearly taken the lead in shaping the future and decision-making of Cinelatino.  Other shareholders have come to rely on InterMedia’s expertise and experience, even though no formal voting agreement has been in place.  InterMedia exercises effective control over the Company in a manner that is consistent with the variable interest analysis of ASC 810-10-25.  As a result of the discussion above and in our earlier response on this issue, the Company believes that WAPA and Cinelatino are under common control and, as such, there is no requirement to account for the transaction for the purposes of U.S. GAAP under the purchase method.  Additionally, we believe that the use of the acquisition method provides a result that does not reflect the economic substance of the transaction and is not the most appropriate for the users of the financial statements.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3085, Scott D. Fisher at (212) 373-3049 or Alex J. Tolston at (212) 373-3348.

Sincerely,

/s/ Tracey A. Zaccone
Tracey A. Zaccone

cc:                                Alan Sokol, Esq.
Cine Latino, Inc.

Alan Annex, Esq.
Greenberg Traurig, LLP